UF 1-31-02



02005205

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 38254

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III



PROCESSING
RECEIVED
JAN 29 2002
WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

OFFICIAL USE ONLY
20452
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Pkwy, Suite 105
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland 972-701-8620
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

500 Chestnut, Suite 901, P.O. Box 3034 (Address) Abilene (City) TX (State) 79604 (Zip Code)

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2001, XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BETH HANDKINS
MY COMMISSION EXPIRES
November 20, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

Report of Independent Certified Public Accountants

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2001, and the related statement of income, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Lone Star Securities, Inc. as of September 30, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 6, we discovered an error in the computation of the net capital requirement resulting in an overstatement of net capital. This error affected Note 4 "Net Capital Requirements" of the financial statements and the "Computation of net capital and aggregate indebtedness under Rule 15c3-1" included in the Supplementary Information.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Original Report: November 16, 2001
Revised Report: December 11, 2001

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2001

ASSETS

Cash in bank (Note 1.C)	$	55,827
Certificate of deposit (Notes 1.C & 2)		6,019
Prepaid payroll taxes		161
Accounts receivable - issuers		16,298
Advances to salesmen		105,050
Accrued interest receivable (Note 2)		37
Current assets		183,392
Leasehold improvements (net of accumulated depreciation)		3,353
		186,745

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Federal income taxes payable		3,361
CRD account - NASD		641
Total Liabilities		4,002
Stockholders' equity		
Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares (Note 5)		109,875
Discount on preferred stock		(4,966)
Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares		45,965
Additional paid In capital		14,800
Retained earnings		17,069
Total Stockholders' Equity		182,743
	$	186,745

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended September 30, 2001

Revenues		
Commissions	$	1,252,125
Due diligence fees		257,925
Maintenance fees		941,640
Interest		297
		2,451,987
Expenses		
Office expense		6,240
Bank charges		245
Supplies		573
Rent		32,008
Office salaries		201,610
Sales management		119,675
Commissions		1,354,263
Bonuses		188,175
Payroll taxes		93,348
Franchise taxes		188
Depreciation		40
Auto expense		1,822
Telephone		4,116
Internet service		968
Long distance		4,232
Lease payments		706
Travel		286
Entertainment		1,200
Printing		20,149
Advertising		2,922
Postage		1,272
Leads		8,038
Legal		7,211
Accounting		4,570
Professional services		8,670
Secretarial service		8,743
Contract labor		300
Registration fees		80,581
Miscellaneous		1,285
Blue sky filings		100
Dues and subscriptions		1,231

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME CONT.
For the Year Ended September 30, 2001

Management fees	$	172,938
Bonds		1,031
Insurance		10,724
Penalties		145
Contributions		1,662
		2,341,267
Net Income Before Provision for Federal Income Tax		110,720
Provision for Federal Income Tax		(3,216)
Net Income	$	107,504

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2001

	Capital Stock		Additional Paid In Capital	(Discount) Premium on Preferred Stock	Retained Earnings	Total
	Preferred	Common				
Balances at October 1, 2000	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (90,435)	$ 75,239
Net income					107,504	107,504
Balances at September 30, 2001	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ 17,069	$ 182,743

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2001

Increase (Decrease) in cash and cash equivalents		
Cash flows from operating activities		
Net income	$	107,504
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accrued interest receivable		19
Increase in accounts receivable		(9,598)
Increase in advances to employees		(57,311)
Increase in CRD accounts payable		3,563
Decrease in accounts payable		(118)
Increase in income taxes payable		3,361
Decrease in payroll taxes payable		(161)
Net cash provided by operating activities		47,259
Cash flows from investing activities		
Increase in improvements		(3,353)
Net cash used by investing activities		(3,353)
Increase in cash		43,906
Cash and cash equivalents at beginning of year		17,940
Cash and cash equivalents at end of year	$	61,846

The accompanying notes are an intergral part of this financial statement.

LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company). The financial statements and notes are representations of the Company's management.

A. NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for four third party entities, Basin Oil & Gas, L.L.C., Santa Fe Petroleum, L.L.C., Signal, L.L.C., and Wave Energy, Inc. Lone Star Securities has a separate written agreement with each entity, whereby Lone Star Securities receives a percentage of the subscriptions sold. The oil and gas programs are marketed by Lone Star Securities, Inc. Lone Star Securities, Inc. does not hold customer funds or securities.

B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, and prepares its tax returns on the cash method of accounting.

C. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with a maturity of twelve months or less to be cash equivalents.

NOTE 2. CERTIFICATE OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,019. The certificate was renewed on July 26, 2001 and matures January 24, 2002. The certificate bears interest at 3.3% to be paid on January 24, 2002. Unpaid accrued interest at September 30, 2001 was $37.

LONE STAR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D)
September 30, 2001

NOTE 3. RELATED PARTY TRANSACTIONS AND ACCOUNTS RECEIVABLE/PAYABLE

Lone Star Securities, Inc. has a close relationship with Harbor Resources, L.L.C. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. Lone Star Securities, Inc. has a $16,298 receivable due from Harbor Resources, L.L.C. as of September 30, 2001. Lone Star Securities, Inc. paid expenses in the amount of $14,067 for or on behalf of Harbor Resources, L.L.C.

NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15C 3-1 of $5,000. The computation for the net capital of Lone Star Securities, Inc. is as follows:

Total Assets	$ 186,745
Less Total Liabilities	4,002
Total Net Worth	182,743
Less: Non-Allowable Assets	
Leasehold improvements	3,353
Receivables from non-customers	121,509
Accrued Interest Receivable	37
Net Capital	$ 57,844

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2001 and ending September 30, 2001.

NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

NOTE 6. NET CAPITAL REQUIREMENT RECOMPUTATION

During a subsequent review of the computation of net capital and aggregate indebtedness under Rule 15c3-1 for the year ended September 30, 2001, it was determined that leasehold improvements of $3,353 were inadvertently neglected in the computation of non-allowable assets, thus overstating net capital. This error does not directly affect the financial statements, but is included in Note 4 and the Supplementary Information.

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
(See Auditors' Report)

September 30, 2001



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

Report of Independent Certified Public Accountants on Supplemental Information

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Lone Star Securities, Inc. for the year ended September 30, 2001, which are presented in the preceding section of this report. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements taken as a whole.

As discussed in Note 6, we discovered an error in the computation of the net capital requirement resulting in an overstatement of net capital. This error affected Note 4 "Net Capital Requirements" of the financial statements and the "Computation of net capital and aggregate indebtedness under Rule 15c3-1" included in the Supplementary Information.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Abilene, Texas
Original Report: November 16, 2001
Revised Report: December 11, 2001

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2001

Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholders' equity	$	182,743
Less non-allowable assets:		(124,899)
Net capital		57,844
Minimum net capital required		(5,000)
Excess net capital	$	52,844
Aggregate indebtedness to net capital:		
Federal income taxes payable	$	3,361
CRD accounts payable		641
Aggregate indebtedness	$	4,002
Percentage of aggregate indebtedness to net capital		6.92%

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2001.

12/14/01
Date

Phillips & Company, LLP
Certified Public Accountants

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3**

No reserve is required because Lone Star Securities, Inc. operates as an introducing Broker and carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Lone Star Securities, Inc."

Lone Star Securities, Inc. has operated within the guidelines of the (K)(2)(i) exemption and has been in compliance since the last annual audit.

Phillips & Company, LLP

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2001

Statement of Changes in Liabilities Subordinated to Claims of Creditors

The Company had no liabilities subordinated to creditors at September 30, 2000, nor does the Company have any liabilities subordinated to creditors at September 30, 2001.



PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (915) 677-7991
Toll Free (800) 477-1848
Fax (915) 677-7048

November 16, 2001

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Parkway, Suite 105
Addison, TX 75001

Gentlemen:

In planning and performing our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lone Star Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Lone Star Securities, Inc. for the year ended September 30, 2001, and this report does not affect our report thereon dated November 16, 2001. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Phillips & Company, LLP
Certified Public Accountants

LONE STAR SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

September 30, 2001

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602